Creative Media & Community Trust Corporation

5956 Sherry Lane, Suite 700

Dallas, TX 75225

June 5, 2024

Via EDGAR

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Creative Media & Community Trust Corporation Registration Statement on Form S-11 (Reg. No. 333-278628)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Creative Media & Community Trust Corporation (“CMCT”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the above-referenced registration statement on Form S-11 (the “Registration Statement”) effective on June 7, 2024, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

CMCT understands that the Commission will consider this request as confirmation by CMCT of its awareness of its responsibilities under the federal securities laws as they relate to the proposed public offering of the securities covered by the Registration Statement.

CMCT requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ Barry N. Berlin
Barry N. Berlin
Chief Financial Officer

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)